Exhibit 99.1

Provident Announces Closing of Offer to Purchase 6.5% Convertible Debentures

News Release 06-11
February 22, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced the closing of its previously announced offer to purchase for cash (the “Offer”) its 6.5% convertible debentures maturing on August 31, 2012 (“C Series”) (Trading Symbol: PVE.DB.C), and its 6.5% convertible debentures maturing on April 30, 2011 (“D Series”) (Trading Symbol: PVE.DB.D).  The Offer expired at 5:00 p.m. (Calgary time) on February 21, 2011.  As of the expiry time of the Offer, Provident has taken up and acquired approximately $4 million principal amount of the C Series debentures and approximately $81 million principal amount of the D Series debentures validly deposited in acceptance of the Offer.

The Offer was made in accordance with the terms of the C Series debentures and D Series debentures at a price equal to 101 percent of their principal amounts thereof plus accrued and unpaid interest on such debentures up to, but excluding, the expiry date of the Offer.  Provident has deposited the total Offer price in respect of the purchased debentures with the debenture trustee and has instructed the debenture trustee to use such funds to effect the payment of the consideration under the Offer to the former debenture holders who accepted the Offer.

Following the completion of the Offer, approximately $95 million principal amount of the C Series debentures and approximately $69 million principal amount of the D Series debentures remain outstanding in accordance with their terms. For holders who elected not to accept the Offer, the debentures will mature as originally set out in their respective indentures and all other terms and conditions in respect of the debentures will remain unchanged. All C Series debentures and D Series debentures purchased by Provident under the Offer have been cancelled.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release may contain certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com